

# John Limb · 3rd

Managing Member at Hana Makgeolli

New York, New York, United States · **Contact info**

**277** connections

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Hana Makgeolli

Boston University School of Law

## Featured



**Get to Know Makgeolli, Korea's Ancient Rice Beverage**
Liquor.com

This ancient Korean rice beverage is becoming better-known in the U.S. Get to know its history, production methods and how it can be used in drinks.

## Experience

**LLC Managing Member**
Hana Makgeolli
Jan 2018 – Present · 3 yrs 6 mos
Brooklyn, NY

**AIG**
6 yrs 6 mos

**Assistant Division Counsel**
Jul 2009 – Apr 2012 · 2 yrs 10 mos
80 Pine Street, 38th Fl., New York, NY 10005

**Complex Claims Counsel - Directors & Officers**
Nov 2005 – Jul 2009 · 3 yrs 9 mos
175 Water Street, 5th Floor, New York, NY 10038

**Associate**
Martin Clearwater & Bell LLP
Jun 2003 – Nov 2005 · 2 yrs 6 mos
220 East 42nd St. New York, NY

**Associate**
Ohrenstein & Brown, LLC
Jun 2000 – Jun 2003 · 3 yrs 1 mo
New York, NY

**Consultant - Dispute Analysis and Corporate Recovery Services Group**
Price Waterhouse LLP
Jun 1991 – Aug 1993 · 2 yrs 3 mos
New York, NY

## Education

**Boston University School of Law**
Juris Doctor
1993 – 1996
Activities and Societies: American Journal of Law & Medicine

**Cornell University**
Bachelor of Arts, Government
1987 – 1991

## Licenses & certifications

**Certified Sake Specialist**
Sake Education Council
Issued May 2013 · No Expiration Date

## Volunteer experience

**Board Member**
KoreanAmericanStory.org
Dec 2012 – Dec 2019  • 7 yrs 1 mo

